Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

Transcription of UBS Conference Prepared by UBS

1175682

Telewest Global Inc at UBS
December 7, 2005

C:	Aryeh Bourkoff; USB

C:	Jim Mooney; NTL International; Chairman

C:	Neil Smith; Telewest; Deputy CFO

P:	Ned; ;

P:	Demetrius;;

P:	Mike;;

+++presentation

Aryeh Bourkoff: Okay, good morning, everyone. I am Aryeh Bourkoff at UBS, and I wanted to introduce now our next presentation from the - - it’s actually a joint presentation from NTL and Telewest.

From NTL, we have Jim Mooney, the Chairman of the company, and from Telewest, we have the CFO of Telewest Neil Smith who is a deputy CFO of the combined company as per the terms of the deal, and Tion Tullis (ph), obviously, the largest cable company in the UK. There is a note here to turn off your blackberry when you get up here; I made that mistake. With that, I’ll turn it over to Jim to kick off the presentation, and then we’ll take some Q&A. Thank you.

Jim Mooney: Thank you, Aryeh. Good morning, everyone. Let me just start by asking you to pay attention to our forward-looking statement comment. Thanks for joining us this morning.

As you all know by now, the merger announcement between Telewest and NTL on October 2nd, that’s what I would like to talk about today, give you a feel for what are we doing in terms of driving best of breed, best of breed across the revenue space, ARPU from an ARPU enhancement perspective, what are we doing to drive our overall disciplines around revenue management, and then, on the other side, what are we doing on the cost and expense side to drive margin expansion, and how the two things come together. And we will talk a little bit about the announcement on Monday to combine what we think is a very powerful force from a competitive perspective and scale perspective.

We are going to be €3.4 billion in revenue with about a little over a billion in OCF as a starting point. I think Telewest has already demonstrated their triple play propensity up close of almost 40%, triple play at the point of sale, and I will talk about all of the things that Telewest does right and NTL does and how we’re going to combine those to create, I think, a powerful combination.

The triple play is not only from an ARPU perspective, but it provides a forum for additional content and to provide entertainment, communication services and again from the branding announcement on Monday, I thin, a very powerful combination.

I will talk about the synergies, and I’ll show you the annualized view of the synergies over the next three years going to perpetuity.

Most of you know the transaction summary by now. Some of the pieces that were still floating around. There was some questions on, for example, the BBC consent. Let me just say, this morning, we are very confident. We have a BBC solution that does not involve paying any sums of money, you know, bigger than a breadbasket, very small sum of money, but we do have a solution that we will be announcing in the next week or two. So For legal reasons and getting some things signed, I can’t do it this morning, but I am very confident we have that solved.

In addition, from a timing perspective, as you can see, we are still looking at, with or without referral to the competition committee, some time in the March time frame, which could spill over until April if in fact there is a referral. And, again, the announcement Monday, I’m not going to comment on what impact that might have, but just leave it at that.

First thing is, I really have three priorities -- create a topflight management team, drive the revenue synergies, and grab all the costs and expense from a magnitude in timing. If we do nothing else right but those three things, I think we will have a very successful start to integration. So let’s start by talking about the management team.

As you can see by this chart, this is just the operational chart, so below, the Senior Executive level in terms of CEO, myself and Cob. The preponderance of the new management team comes from either Telewest or new candidates.

Neil Berkley (ph) came in from the outside two months ago. He is a class A, outstanding COO, and I have seen him in action now for the first two months. He is exactly what this client company needs in terms of diligence, transactional background knowledge from his banking background, and Neil is all over this new combination already, wo we are really pleased to have Neil join us.

If you look at the rest of the organization, we have combined the best of NTL, for example, Peter Wilcock (ph) who ran the consolidation of thirteen call centers down to three already within NTL. We are going to take the sixteen remaining call centers and drive that down to seven in the new integration. That’s the initial plan. That will drive tremendous synergies as we go forward. Wilcock’s already done it. He made do with the assistance of outsourcing. We are still going through with that decision, but we have already done outsourcing for part of our organization at NTL. We have done part of it ourselves. So, we have that option going forward, and we will make that decision very shortly, but we have clearly laid out a synergistic line of savings as we go across the call centers.

You may recall what we did at Nextel, not only did we say hundreds of millions of dollars when we outsourced IT to EDS and the care center to IBM, but we also went from last in customer service to first. So getting excellence within the customer service organization is a high priority, we think it is a competitive differentiator that is there for the taking, and we will go after that as well.

Nextel, we also reduced the churn from 2.5% to about 1.5% in the same process. This can all be done. Outsourcing is a real possibility of getting it done, and Wilcock will drive that.

So, again, if you go across the rest of the organization, our bringing in a new head of strategy. We will announce that in the next couple of weeks; and this is a guy who is an outstanding strategist which will help drive our plans going forward as we enhance the triple play and we enhance the branding of the company.

So, Again, Neil Smith, right here, is the CFO of Telewest. He is going to be singly focused on driving the synergies. I personally think in the operational organization other than the COO that that is the single most important position we have in the company going forward for the next twelve to eighteen months. And Neil will show you what he is doing in a moment, but he is going to be focused on driving the magnitude and the timing of the synergies.

So this new organization is much improved, it is rewarded, people who have done a great job in Telewest and NTL, and it brings in a combination of people from the outside that I think are going to help us immensely.

As you look at the new combination, we are going to start from a point of strength of leveraging the triple play. I will show you some statistics but institutionalizing the triple play into everything we do and then potentially expanding that is what this is going to be all about. It’s providing content rich programming, ease of use with single billing systems and driving the future product capability through the entire triple play, whether that would be VOD, HDTV, DVR’s, etc.

So, we are going to leverage the triple play, potentially even leverage it off net with the right branding strategy. We think we can really scale this thing dramatically as we go forward. The network is a state of the art network. We are going to invest in that network to continue to keep it that way. As in NTL case, we have expanded it in London this year, be opportunistic about where we drive additional penetration. So, that is really the starting point.

The bundling advantage is really something that absolutely has to be taken advantage of. It is our best weapon against competition, and as we continue to negate any of the competition’s other strengths along the way, the triple play and beyond is still our best competitive weapon.

As I said, Telewest is at about almost a 40% point of sale penetration on the entire triple play. When you go from an á la carte offering to a double play and then again from a double to a triple play, you create about 100 basis point lower churn for each one of those two steps. That’s not only true in the UK; it’s also true in many places in the US that I’m familiar with. It only stands to reason by continuing to strengthen that, your churn will continue to come down.

You can see again the subscriber breakdown where we still have ample opportunity to up sell and cross sell. NTL’s been marketing the broadband á la carte offering, and now, we are quickly capitalizing on that by driving cross sell and up sell RGU’s (ph) at really a record place for NTL’s standalone in the third quarter, and that has continued into the fourth quarter. So, again, that spells well for an opportunity to drive the bundling.

Broadband, as you know, the combination company is the leader in the UK, with over 2.5 million RGU’s in the broadband space. There is still a long way to go in terms of penetration within the UK. I really believe the key here is to move away from the commoditization of broadband. Having spent twenty years at IBM and watched $20 million computers be commoditized, everything in a high-tech industry become commoditized, the way IBM obviously handled that was through the services and packaging strategy. We have to do the same exact thing with content, with education packages, financial packages, ethnic packages, whatever the case may be.

But, if you try to sell broadband as a pipe only, like some of our competitors I believe will do, price and speed, price and speed, you’re going to be relegated to price coming down and speed going up forever. We are going to try to move away from that by packaging it again and wrapping other offerings around it so that it happens to be delivered through a ten meg pipe but that is not where we are going to be selling. We think combining that with the content part of of Telewest, that whole thing plays well together. So, look for more announcements as we roll out anti-commoditization aspects of the broadband offering to maintain our leadership role there.

TV, we are right on the cusp. You could argue that the lack of capital spending in the early 2000 timeframe, the lay, the roll out of some these products, but that’s kind of looking backwards. Looking forwards, as ARPU enhancements, you have the VOD, HDTV and the DVR capability which will be fully rolled out in 2006.

We have about 2.7 million set top boxes fully enabled with 57% of the TV customers able to receive VOD service. We are very, very cognizant of the US rates of VOD take-up, and we are studying that very carefully as we roll out our service. And again, obviously, there are key dependencies on content, movies and the like. We will talk about that again in a little while. But, again, this is an upside to our ARPU.

Telephony - as, again, the announcement Monday, which I’m not going to comment much on, although I’ll show you a slide or two, but telephony migrations to mobile has been a problem across the globe in terms of fixed lines telephony.

We believe we are doing a very good job moving our customers to a fixed pricing plan, which allows them to make unlimited calls which slows down any migration, allows them to use their home phone to make the unlimited call, and also enhances ARPU. So, it’s a way to combat that migration. And you can see the progress the combined companies have made on that, and, again, we are taking the best of breed ideas from both companies to drive that strategy. So combined with a potential mobile strategy, we think that is a winning combination.

This chart lays out the deltas between Telewest ARPU and NTL ARPU. NTL’s billing system, or lack thereof, and the thirteen call centers, the whole back office that has now been basically fixed and behind us has prevented NTL from doing a lot of the smart things Telewest has done in terms of customer segmentation, profiling customers, selling to higher demographic customers who are more likely to take the triple play. I am not trying to make excuses, again, that’s looking in the mirror, in hindsight.

Going forward, we feel this is a huge opportunity to close a gap very quickly on the differences in ARPU across the board. You can see that the difference in RGU use per customer is almost a €3 difference in the total ARPU, but when you have the same packaging and bundling strategies and you start with the same segmentation profile, you should be able to start making a dent in that very quickly.

The digital penetration, again, getting to digital has contributed another pound of difference, so again we will go to the same strategy. In fact, when you look at the next chart, this is a whole list of initiatives that are already in both camps for the remaining few months of standalone and will be picked up immediately as a combined company in terms of driving ARPU.

And you just go down the list; the bundling strategy, the whole segmentation strategy, which is very delineated in terms of how you approach customers, rather than by zip code, it’s by about twenty different categories of who currently buys bundles, where the ARPUs are highest and how do you further penetrate those types of segments with your offerings pinpointed right at those segments. That really is driven by your IT systems and your billing system which is going to be converged as well, and we already have that strategy laid out and will be announcing that shortly as soon as the vendors and others are notified. So, again, a lot of work has already been done and Neil will touch on that in a moment.

If you look at the rest of the list, as I mentioned, NTL is doing a very good job of cross selling and up selling. Third quarter, NTL RGU’s were the highest in the company’s history, the whole TV roll out I mentioned earlier. Back office policies, credit policies, retention policies, churn strategies – again, are all being melded to reduce churn and not let in poor paying or non-paying customers which was the number one problem that NTL incurred in the latter part of 2004 and early 2005.

Let’s face it, if you have an annuity business and you allow that annuity to be disrupted by customers who are eventually not going to pay you, you have really taken one of your most important financial weapons and severely damaged it. The facts are the facts. That’s what happened at NTL.

The good news is the credit policies have been changed, there are now cash payments being made by the C&D (ph) customers, and we fully expect that that non-paying issue is fully behind NTL. Going forward, we are also adopting, again, some of the Telewest strategies there. I think the annuity you’ll start to see that only going positively rather than taking a step back for every step forward that you take, which is what happened. Unfortunate, but the facts are the facts.

The center of excellence, again, is a Telewest concept, which again drives the whole concept of premier service. You’ve got somebody taking all three services from you, potentially more, and driving that concept all they way through, vertically through the company. The call centers, the billing platforms, churn strategies, etc. all focused on a customer taking three products from you, is our best source of defense against taking satellite TV or a BT (ph) product. We firmly believe that, the data shows it’s true, and we are going to strengthen that as we speak.

The business operation is about the same size in both companies. You can see it is still not nearly as big as BT or Cable and Wireless from a revenue perspective, but it is a very profitable business, and we think we can drive synergies and leverage some of our strengths in the BTB (ph) space. I think we are managing it better than most companies are managing it right now. We have some opportunities, and we will drive all the synergies through the two businesses and that will again be led by the best player. Did we announce the business-to-business leader?

Unidentified Company Representative: Yes.

Jim Mooney: We did? So that would be led by Mike Banya (ph) from Telewest, as well, who is an outstanding candidate. I am real pleased that he is going to run this for us. This is another opportunity going forward to drive revenue growth contribution back to the main business.

On content, where we stand on content; first of all it’s in three pieces. As you can see here, you’ve got the Flextech’s channels piece, you’ve got the JV with call UKTV with the BBC where we own 50% of that, or Telewest does right now, and you’ve go the set up option channels. We are looking at our leadership team for that, and we are looking at our strategic and financial options to drive that business.

We think content will be very valuable in combination with the rest of our offerings; it doesn’t mean we have to own 100% of it. So we will look at potentially working with a partner on that and creating a strategic partnership. We always retain the right to retain 100% until we decide not to, and that work is already going on. Potentially, obviously, you could have a de-leveraging event as part of that.

We view this as a very valuable asset. There might have been some confusion six or nine months ago about our views of that. We were not walking around announcing it when we were trying to buy it, which you might could figure out why. We do think this is very valuable and it can get more and more valuable depending on who you partner with and what other things you do across football rights, movies, etc., which we think is a very viable opportunity for us to compete with Sky.

As you know, we issued a press release on Monday because of the UK law and SEC laws and registration right issues. We are not allowed to comment beyond either what was in that press release or what we previously have said about Mobile. So here is basically kind of the disclaimer.

Let me go to the next chart. Here's what we have said, that the Virgin Mobile shareholders are looking at an offer of about 1/10 of a share of our stock for their stock or a cash alternative of 3.23 p. That's based on the closing price of December 2nd.

If you go down, T-Mobile, we have met with T-Mobile, and they have indicated they are supportive of this. As you know, in any MB&O deal, the price per minute contract is really the core of the entire deal and, therefore, T-Mobile is very important to that, and working with them as a partner would be very important going forward. That bridge has been crossed.

And finally, the most important thing I think as the last point, that this agreement, as currently structured would allow for branding of the entire offering, the

Quadruple Play under the Virgin name, and if you know anything about the branding and the image of Virgin in the UK, depending on what survey you look at, and I've looked at them all, they are either number one or two brand in the UK, and we think it's a very powerful brand, not only for our 13 million homes, but for the non or off net piece of the UK. As you know, we already owned the VirginNet broadband service and been running that for year, and that's been doing very very well, so we have you know some real life proof of the power of the Virgin brand.

So in the past -- that's all I really can say about the deal -- in the past, we've talked about the power of the mobile strategy as a Quadruple Play, a single bill, and you know, when you add a branding capability and the presence of Sir Richard to this equation and the expertise of marketing and things of that nature, you know, I like our chances.

When you combine it with the content, you know, going after the football rights, now there are six packages in football rights. We think we can win three of those packages. Personally, I think the ruling did not go far enough to force Sky to give up 50% of the rights because that's a monopolistic position and an abuse of power, but we will compete on the six packages. And if my math is right, there's a lot of profit that is currently all being garnered into their P&L that the right bidding strategy would split, and I'll leave it at that.

In terms of the integration, this basically just says that we don't believe there's any major impact. As I said, we are already running VirginNet as a stand-alone business, so you can continue to do that until the integration efforts took place. Obviously, from a sales and marketing perspective, you would start immediately. Basically that's all this says, but I did want to address it because I know there be some interest in, well, you are going to integrate Telewest, how are you going to integrate Virgin if the deal was consummated?

Again, VirginNet is already being run as a separate company within NTL, and when you see -- Neil take you through where we are with the synergies and the execution of the Telewest integration -- you'll see how far along we are there, as I tell you that new teams is already in place.

I was in the UK all last week, reviewed the synergies all week, and I think we are in great shape to now capitalize on those synergies three months before we even close the deal, and I fully expect to start capitalizing on those before we close the deal because if you have 1,000 people in the organization and they have 1,000 and you know you are going to 1,500 in total, why would you wait until April to start doing that? Obviously the risk is you don't close the deal, but I'll take that risk.

With that, let me turn it over to Neil who'll take you through what the status of the integration is, how we are approaching it, and what the annualized savings in spending is, and then we will open up for Q&A. Neil?

Neil Smith: OK, thanks, Jim. Jim's kindly given me the idea of what I'm going to present. I think there's one key slide in here which is a new piece of information which is the phasing of synergies, which I'll focus most of the presentation on, but let me give you a little bit of background before we get there.

I think, obviously, the key driver for combination of the two cable entities is the value that will be released by the synergies, and both management teams have experience, as Jim referred to, in combination of two sizable entities in terms of consolation and process improvement, not to say that this is actually of a different scale, and, therefore, we understand the challenge that's ahead of us.

The way in which we'd structured the synergies team is myself, and Shy Weiss (ph) of NTL are the sort of co-heads of integration, and beneath us, we then have work stream leaders across 11 work streams throughout the organization, and they then have separate project management teams to drive the 87 individual projects that are required to deliver the synergies.

Our objectives are very clear. One is to capture the synergies as quickly as possible. Two, maximize the synergies. And three, as importantly, is make sure that we don't damage the long-term organization as we capture those short-term benefits, and making sure that the organizational structure, the processes in the systems that we establish for the new entity, are the appropriate ones for longer-term.

This slide gives you a sense of the 87 projects that we have. Obviously I haven't given you all of them, but what we've done as we've bucketed them into three areas; operational, synergy, and strategic, and it's probably worth me just spending a second or two on a couple of these items.

If I pick one out of operational, we have a single ERP system. By that I mean, in Telewest, we have an Oracle 11 I system, which goes across both our HR, our procurement, and our finance systems. With NTL, they have a PeopleSoft system that runs another HR system. They have an Oracle 10, I think it is , a slightly older version that runs finance and procurement.

Clearly from day one, you would want a very clear plan is to how you move to one platform so that you have consistent and high integrity within your reporting structure, and that's one aspect of the operational work that's off and running already.

In terms of synergy, obviously, this is where the big cost savings are. They span across a number of areas. The obvious and easy one again to talk to is the duplicated overhead, and finance is an easy area to target, as you'd expect, where you know clearly within Telewest there is a finance organization, in NTL there's a finance organization. You know, the target would be that one plus one equals 1 rather than one plus 1 equals 1 ½. Whether we'll get there, I don't know, but over time, that's the target in terms of combining the two entities.

In terms of strategic to talk about here, one is the product harmonization, which is a massive piece of work, frankly, because it touches your customer, and by that I mean, at Telewest, we have the Triple Play and at NTL, they have the Triple Play, but in those organizations, you have different flavors of the Triple Play, so we have different tiering on broadband offering, we have different tiering of TV offering, our lower tier or mid-tier TV offering will be slightly different to NTL's.

We then want to think about, well, if we bundle our products together do we want a different bundled strategy? How deeply do we promote? And trying to put together both of those over time will be very difficult. Some things you can do easily, like telephony pricing-wise are very similar. Broadband similar, but we have slightly different philosophies. We have, in Telewest, an unlimited service, and a 2, 4, and 10 Meg. At NTL, they are moving to 10 Meg across the board with a capped service. So we have to work out what's the right harmonization of that broadband offering, both for our consumer and obviously for our P&L. So that's a sizable piece of work, which will take time.

The other sizable piece of work which, of course, will take time, is the single billing engine. We at Telewest have two and by mid 2006, we should be on one single billing system. At NTL, I think there are three or four. Again, you want to move to 1 standard platform. Now, that will take a lot of time. It's taken time at Telewest to move to the 2, it takes roughly 6 to 12 months to move all of the customer management information to the new system. So it will take two to three years potentially to move to that single platform.

But as you move incremental steps, you make benefits in terms of the cost savings, both in terms of contact centers and in terms of processes, but also you have improvements in the way in which you service your customer. That's just a flavor of some of the key areas of the work involved with bringing the businesses together.

The main message is that we will look to have the best of both worlds, and this slide gives you a couple of examples whereby improving the credit policies and the application of credit policies, we believe that we can bring NTL's bad debt charge down by 0.1 to 1% of revenue. I seem to have a problem with the slide, but I'll carry on.

In Telewest, we have, obviously, much higher Triple Play penetration. We have 38% to 39% Triple Play at point of sale, which I think compares to around high teens to 20% for NTL. As you move both organizations to that sort of circa 40%

install level of Triple Play, you will see significant improvement in terms of the cost per RTU on install, and the other side of the equation is NTL had something like, or managed something like, 11 service truck rolls (ph) per day whereas at Telewest we have approximately 7. Not sure if it's like for like, that's part of the detailed analysis that we have to do, but clearly there's efficiencies to be had by applying NTL best practice to the Telewest organization.

I was going to say it says on my notes, many of you have seen this slide before. Hey, there we go. If we could move onto the next slide, which I think many of you have seen this slide before, because it was lifted out of the announcement slide that we did back in the second of October to give you a holistic view of the value of synergies that we believe the deal will generate.

I won't spend a great deal of time on this slide because the next slide is the more up-to-date view if you like of the numbers and the phasing of it, but enough to say that there is sizable value to be generated from synergies; 1.5 billion of MPV, 250 million of annualized savings -- the vision is getting blurred -- 250 million of annualized synergies as we exit 2008, assuming that 1st of January 2006 start point, which from Jim's slide will be a challenge, and 250 million of cost to implement those changes.

Those don't include any revenue benefits. Clearly, there will be revenue synergies from the combination of these two businesses. We haven't quantified those yet, so that's excluded from this analysis, and also it excludes any legal and transactional related fees to do the deal itself.

So let’s move onto the next slide. Now, hopefully, you can see that. What we've done is -- just to take a step back as to how we've come up with these numbers, NTL and Telewest -- NTL definitely ahead of the game here did a lot of detailed analysis on their own numbers to work out what they thought the scale of the synergy benefits might be from the combination. As we started to talk with each other -- I'll keep talking for a long time until it gets clear and then you can write the numbers down.

They did a detailed piece of analysis. We at Telewest did our own analysis, albeit, I have to say, it wasn't at the same level old detail or indeed over the same length of time, but what we did before we closed the deal was we shared that information together, to the extent that you could. Clearly, there's pieces of information that we can't actually share with each other, where there might be competitive impacts, and that's still holds true for now.

So, for example, programming costs we can't share or contract rates. Procurement, we can't share definitive detail. We might be able to use clean room facilities to be able to accelerate a timeline of sharing of our information, but we at the two companies can't share certain information for legal purposes.

Therefore, all of the numbers that we present today have still got a caveat around how much further analysis we need to do to give absolute clarity on the detail of that.

Anyway, nonetheless, in terms of prior to close, we shared the information. We were comfortable with the 250 number, but what we've done since close is we've entered what we call internally the collaborative stage, where we have now shared more information that we are allowed to share, more detailed analysis, making sure that you've got apples for apples comparison of the cost buckets of the two entities so that you know that you're looking at like for like. And the output of that is what you see on the slide here, where we've spent really the last six weeks going through that detailed analysis. And as Jim said, we had a big session last week to get ourselves comfortable that this is the right sort of shape in terms of numbers.

In terms of EBITDA savings, in year one, we believe, year one commences at the time which the transaction closes. So don't necessarily read that to be 2006. Obviously, it depends upon the regulatory process, but clearly we will try to bank as much of this into 2006 as we possibly can.

In year one, we expect the cost savings to generate incremental benefit of between 60 million and 80 million. Year two, 135 million. Year three, 185 million. And that by the time we exit year three, so the fourth quarter annualized at year three, we expect the synergy benefits to be at 200 million.

In terms of cost to capture that would get charged to EBITDA, predominantly redundancy and other op ex related cost, you can see that the year one costs to capture are very much in line with the year one benefits. So 60 million to 80 million pounds of costs. They reduced, thereafter, as you reorganize your business so that you have 45 million of costs in year two, 20 million in year three.

In terms of cap ex, the net cap ex -- this is net benefits offset by the cap ex costs for implementation, the biggest cap ex costs for implementation is, as I mentioned earlier, the customer management system consolidation, which is a pretty sizable capital bill associated with it. The net cap ex outflow in year one will be 25 million. It then turns into a positive, where some of the procurement benefits of synergies start to kick in and outweigh the costs of the integration of the customer management system. So you have a net benefit of 10. Year three, net benefit of 40, and then you exit year three at a net benefit of 50 million. So in aggregate, you exit year three at 250 million of cash savings.

And you can see the cash profile on the slide. So, small outflow in year one, growing to substantial 100 million cash benefit in year two, and over 200 by year three to then go into year four at 250, and, obviously, we will then aim to push even further beyond that.

I do have to emphasize that they are estimates, they are our best estimates that that we are happy to share with you. Obviously, otherwise we wouldn't be out here today doing that, and a lot of work has gone behind these numbers and also re-emphasize the challenge for myself, Shy, and others within the team, is to get these numbers bigger and faster as much as we possibly can.

They also, I have to emphasize, do not include any revenue benefits, which we do think will be substantial, both in our business division and also in our consumer division, where, for example, if you think about churn, a lot of churn that happens in both the individual entities at the moment is people moving out of franchise areas, and they made very well be moving into NTL franchise areas, but as the company's aren't connected, we don't necessarily save that consumer, but as we are one entity, then movers out of franchise should dramatically reduce, and that will be a key area or of work that we've already initiated to try and reap those benefits as soon as we possibly can.

That's the overview of the synergy analysis. Just to close, you know we genuinely believe that the combination of these two entities will transform UK cable. We've demonstrated the Triple Play, the consumer likes Triple Play, and Triple Play is a big driver for profitable growth, and we will continue on that track and bring both entities up to the 40-plus percent levels of acquisition of Triple Play.

We shouldn't forget our valuable content business, which will enhance the value of our UK cable and also our business division business, which in itself is a very profitable business for our UK cable operation.

And you should feel confident that we have the plans in place, and we are developing those plans now into implementation roadmaps so that we can hit the ground running and deliver the synergies as quickly as we possibly can. That's the end of the presentation, so will handover to questions.

+++q-and-a

Aryeh Bourkoff: OK, thank you, Jim, and thank you, Neil. While microphones are coming around, I just wanted to ask one follow-up on this synergy slide, you said before, a net present value of 1.5 billion pounds of synergies, is that something that you are affirming as well?

Neil Smith: Yes it is, yes.

Jim Mooney: Yes, I think the timing aspect is something we are trying to improve upon, as well as the magnitude. If you look at the total spending, it's about a little over 2 1/2 billion pounds a year in cap ex, op ex, costs et cetera for the combined companies. So this string of numbers, obviously, as compared to that, you know, is not climbing tall buildings in a single bound, I still think we have an opportunity, we are not committing to it now, but we have an opportunity to attack 2 1/2 billion faster and with greater magnitude, but the MPV of 15 is based on this string of numbers, and we still feel good about that.

Aryeh Bourkoff: Ned (ph)?

Ned: Jim or Neil, could you talk a little bit about the regulatory environment in terms of the government's move to try to create some marketing organizations that would resell the BT network, even a little bit of an update there would be terrific. Thank you.

Jim Mooney: Got that?

Neil Smith: Do you mean the regulatory, the actual -- our transaction? Unbundled local loops?

Ned: Correct.

Neil Smith: Just in the marketplace? So probably many of you will know that the regulatory authorities have basically enforced effectively a price reduction on local leap unbundling, which has freed up the capability for local loop players to into the marketplace, which is presumably where Sky will go with EasyNet and obviously Wannadue (ph), are there already and Bulldog are there.

So it increases the competitive landscape in terms of other players for the first time possibly being able to offer something like the Triple Play that we can offer, but it will be something like the Triple Play that we can offer because we don't believe it will have the full capability of our TV offering, for example, and broadband speeds that we can offer ultimately into our network is a better network will be greater than what the local loop unbundlers can offer because they are still dependent on basically upon how close to the network you live rather than ours is ubiquitous across the franchise area.

So in summary, I think yes, it's increased competitiveness, but triple play isn't easy. It will take competitors a long time to be able to bill on a single bill, understand the complexities of delivering three separate products to the consumer, and we welcome the competitive challenge. But we think we are very well placed and have already demonstrated our ability to deliver triple play.

Ned: Do you think that open access will be a condition to the merger?

Neil Smith: We don't know. We would...

Jim Mooney: I don't think it will be. Based on our insight so far, I don't think it will be. I think the other part of the answer to the question -- that Neil responded to is reseller economics are marginal to start with and most people underestimate the cost, the back office cost, the delivery cost, the distribution strategy cost, and eventually you see resellers open and then go away within 12 to 18 months.

Even in the MVNO space, unless you've got the best of breed contract with a network, it's a struggle. I've looked at the economics from the wireless perspective of offering an MVNO and I've looked at it from the perspective of buying an MVNO and you have to have a perfect storm of events to make the economics viable and most times they're not. So I'm not a big fan of the reseller whole strategy in the first place, and a lot of people invested a lot of money and it hasn't worked. But we'll be ready for that competition, but I still think it's a marginal play.

Aryeh Bourkoff: Demetrius?

Demetrius: Ok, I’ll address it to you, but anyone can jump in. In your model, a significant part of NTL's value resides in the NOLs. I wonder if you'd elaborate a little bit on your projection for any NTL or for the combined company to be able to generate taxable income over the next few years and capture the value of the NOLs and whether or not an acquisition like Virgin is in part a strategy to capture that value as well?

Aryeh Bourkoff : I guess I can start, but you guys are the show. In our model, we have $1.7 billion of the MPV of the NOLs in capital allowances of the combined company and we -- in our models we go out to 2025 without the need to pay taxes. So that's the sort of length of the shelter. But maybe to elaborate on that to the management team, what's the flexibility of the NOLs in terms of sheltering tax losses for your company as well as any acquisitions?

Neil Smith: I think this will apply to both companies because it's UK tax laws. The NOLs that you described in U.S. terms are basically made up of trading losses and also unused capital allowances. The trade-in (ph) losses can protect profits from the trades from where those profits came from, the capital allowances can be used to protect any taxable profits, i.e. they can be used to shelter profits that arise from an acquisition.

Aryeh Bourkoff: So if you were, let's say, to acquire a company that has a UK operation, the NOLs and capital allowances that you have, can that be used if they pay taxes now to shelter some of the tax?

Neil Smith: Yes.

Aryeh Bourkoff: No expiration? Is there an expiration on the allowance?

Neil Smith: No. On the capital allowances, no, I don't think there is.

Demetrius: Two questions. Could you first discuss the difference between the demographic characteristics of the NTL customer and the Telewest customer as well as the NTL markets and the Telewest markets, if there are any you've observed?

And the second question is with regard to the integration. Could you go into a little bit more detail as to why it'll take three -- when I think through the AT&T / Comcast integration, for example, they really did that in 12 months to 18 months, and it was quite a substantial rollout, or integration. I was wondering what contracts are you in, just a little more detail into what you're doing that'll actually take three years.

Jim Mooney: I share your optimism. Probably, the biggest difference is the current status of the back office in terms of multiple billing systems, moving to a common billing platform which takes time, and the 16 call centers and how do you get from 16 to 7. When NTL went from 13 to 3, that took about a year to 15 months. Moving to a common billing platform takes about the same amount of time. So in some cases, you have to get there before you can enact the last piece of the savings.

But, listen, we are not trying to over-promise. We're just going to try to over-deliver. I have extreme confidence in making these numbers. We're spending all our waking hours working on how to improve them, working on how to lower the implementation costs and improve the timing. So we just don't want to over-commit until we have it in our binders that this can be done and it's committed to and the redundancy costs are lined up with announcements, et cetera. So that's kind of where we are in that.

On your first question, I don't think there's a hell of a lot of difference in the demographics. What there's a difference in is, I think, Telewest had a much better marketing and segmentation approach. When we were at Nextel we knew the whole country demographics down to 50 different segments, how we were going to go after certain ethnic segments, how we're going to go after this urban environment, how we're going to go after rural and Nextel partners, et cetera. And frankly, the caliber of the billing system and IT systems in NTL have prevented us from doing that to the same degree.

Telewest is significantly ahead of NTL in segmentation. I reviewed the first attempt last week of bringing that whole segmentation approach over to NTL now that we rolled out the Harmony 6.1 release to be able to segment the market and go after the high propensity to take bundles and the higher ARPU propensity customers and it's a breath of fresh air that we're already learning from Telewest. So I don't think there's any demographic differences really, but there has been a difference in approach to marketing, which we're going to capitalize on.

Aryeh Bourkoff: Before we go to the back, let me ask just one more question about the timing of the deal. Let’s say first, when do you think we will know if it's referred to the OFT and if it is, assuming it is, when's your timing on the closing of the NTL/Telewest deal?

Jim Mooney: We will know probably within two weeks of whether the deal's going to be referred. And if it's not, we're looking more in a February timeframe. If it is, that could slip to March or even April.

Aryeh Bourkoff: In the back…

Unidentfied Audience Member: Can you just give us an update in your attitude towards the (inaudible) rights given the European Commission's recent agreement with the (inaudible) League (ph)?

Jim Mooney: Sure. The decision was made not to split the rights 50/50, which is what we wanted, which is what we thought was appropriate given the dominant position, but instead to split it into six different packages. So we're starting those packages. We think we have a great chance of bidding and then winning a certain number of those packages. We think that would take away a competitive weapon of Sky, in fact, pretty much negate their main competitive weapon.

So, obviously, our strategy is to sell the triple play plus with the same content or better and which we will continue to add to our content division over the best network in the country, and we think we have a way of doing that and that's what we will be pursuing. Sky's a great competitor, and I'm sure they will step up to that challenge and bid against us, that's what we anticipate.

Aryeh Bourkoff: So you're saying that, to Mike's question, you're going to be bidding for the Premier League rights more than -- I mean, I think in the past, NTL's position has been you may not be bidding. But now you think you'll be more aggressive?

Jim Mooney: Absolutely, we're going to bid. We have enough television customers, and you've got to realize that we don't market Sky Premium to our customers. We don't make any money on it; we only sell it as an accommodation to our customers.

We have about 10% of the overall market in Premium and the economics are completely slanted in Sky's favor, to their credit. But the good news is that there are a lot of economics to go after, the pub and club revenue, what they're currently charging us, and if we buy the rights, we have six million customers we can sell to at Sky.

Aryeh Bourkoff: In the middle…

Unidentified Audience Member: The guys at NTL have done a really good job in the last couple of years wringing out costs and redundancies, and I think that's probably part of the reason the stock has performed so well prior to this year, but my personal frustration with the stock this year I think has to do with the fact that you've done a really poor job driving top line.

And you showed a slide that shows how the Telewest team has done a much better job generating RGU's per customers, much higher ARPU, then you show another slide with the management that you cherry-picked from both NTL and Telewest and trying to find what you call best of breed.

And yet I noticed that the strategy, the senior most strategy slot is empty and a marketing one is still to be determined. Are we going to have to take it on face value that you'll continue to do a good job wringing out inefficiencies but have to suffer through another couple of years of poor revenue growth? Why are these not priorities to drive the top line? Or why haven't you cherry-picked some good guys from Telewest who are clearly, obviously, superior to the NTL guys, why haven't you slotted those positions?

Jim Mooney: Right. Well, take that in pieces. Absolutely agree that the Telewest guys have done a great job. As I mentioned, Mike Banya (ph) is going to run the business section. Underneath the sales function, there are a significant number of Telewest people who don't make it on this chart, but we felt that the best person to run sales, marketing and strategy was not necessarily in either company.

Peter Wilcock is going to run kind of that synergy between sales and customer care, and we will name the other two people very, very shortly. I can promise you their credentials are second to none, and you will not be disappointed.

The announcement we made on Monday and the branding implications of that, branding equals marketing, and there is, obviously, a lot of marketing excellence associated with that brand, so just watch the space. I think you'll be very pleased at who these people are, and this will all be coming out before the end of the year.

But the tone of your question and the implication of your question, I totally agree with. We're ruthless about putting the best person in the job. At the beginning of the meeting, I didn't care if it ended up 100% Telewest people or 100% new people or 100% NTL, whatever the right person for the job, and I think we followed that to the letter of the law in naming these people.

We even had an Egon-zender (ph) assisting us with all of the qualitative characteristics of every person we considered as a result of interviewing their peers, their subordinates, and their management to see what qualities they possessed other than the results which are, obviously, the biggest part of the decision.

So I think we did a very thorough process, spent a lot of time on it, and I completely share your sentiment that we're going to have topflight people running sales, marketing and strategy, and we will.

Unidentified Audience Member: What percentage of the new company management team is from Telewest?

Jim Mooney: The slide we showed had -- let me just count. It's about six of the top key positions, with another four being filled by new people and six NTL. So 10 of the 16 people are "non-NTL."

Neil Smith: And just to give you my perspective, if you like, in terms of the specifics around marketing and products and strategy, if you look at the chart, back in 2002, 2003, Telewest started a back-to-basics strategy which basically transformed the organization to drive triple play and just bring on quality customers.

The four people that drove that strategy and developed that strategy were Stephen Cook, who's our Strategy Director, myself, Philip Snalune, and Howard Watson. So all four of those people that put that strategy together and have been implementing it since are in the combined entity.

And the other thing is Philip Snalune in Telewest is Marketing and Consumer Director, so he is the person that has the customer segmentation capability, and he has the team and know-how as to what our segmentation looks like and what our product offering looked like.

So I think, hopefully, that will give you some reassurance that the players at Telewest that have helped Telewest to be successful are very much just a part of the new team.

Jim Mooney: The other key point there, excuse me, is that the lack of clarity and decision making and authority and who is responsible for what has been decided in terms of making the product manager, which Philip is running that whole organization from Telewest, the real central part of that decision making. So the product manager will decide pricing. The product manager will decide sales strategy, working with the VP of strategy. So really, the center of authority in the new organization comes out of that product management focus which is being run by Philip from Telewest.

Unidentified Audience Member: Previous question, I had asked about sounded like, I don't want to kind of paraphrase it, why is it going to take you two years plus to wring out all these efficiencies when Comcast did it on a much larger scale in 12 to 18 months?

Are we going to hear excuses a year down the road that we couldn't drive triple play or quad play because we're still waiting for our business systems to be upgraded to the Telewest level?

Jim Mooney: Well, you didn't hear any excuses at Nextel. You got 18-point margin improvement in five quarters, so all I can tell you is the operation of this company I'm running now, and I'll leave it at that. So I don't plan on missing these numbers. I plan on beating these numbers, just the same way our team did at Nextel. I think NTL did very, very well in 2003, 2004, and you can really trace NTL's problems to, like you said, a lack of topline revenue growth stemming from bad debt customers.

The cost and expense reductions that NTL has executed on have been fantastic over the last three years. And we, actually, beat the internal cash plan by 350 million pounds in '03 and '04, which is how the people get paid. So no one's making any excuses about '05, but this is a new ballgame, new sheriff in town in terms of I'm going to be running the combined company much more from an operational perspective, that's why I'm here today.

We have a whole new management team we just showed you, and we'll let our performance speak for ourselves. But I'm very confident you're going to see these results are better.

Unidentified Audience Member: I have a few questions to finish up here. One, obviously, we're almost through the fourth quarter. We've had a few choppy quarters at NTL. Can you talk about do you think the fourth quarter will show some sequential improvements vs. the third?

Jim Mooney: We have not issued any guidance nor are we. I would just caution you that to get an annuity revenue stream going again and to get these synergies embedded and going is going to take more than 30 days. But I would not expect any dramatic improvement over the sequential numbers in NTL, but I would expect significant and strong performance improvement to start showing up very early in 2006 based on the numbers we showed you today.

Unidentified Audience Member: Okay. And also the structure of the company and the merger document indicates that to get around a change of control issue with the BBC and FlexTech (ph), you could reverse the structure where Telewest buys NTL instead of NTL buying Telewest. If that were to happen, when would we know about it, and is there any substantial changes or meaningful changes as a result?

Jim Mooney: The option that we will choose to finalize the BBC issue will be announced within the next two weeks or sooner. I don't want to comment beyond that other than to say whatever option we choose will have no material impact on any of the economics.

Unidentified Audience Member: Debt or the equity -- ?

Jim Mooney: Right.

Unidentified Audience Member: Okay. And the last question is private equity interest has been reported into the company, there's been obviously a number of transactions around Europe recently with private equity. Have you seen that overture, and what's your review of what they're talking about in terms of value?

Jim Mooney: Well, I'm not going to comment on rumors or newspaper stories or who said what, only to say our generic philosophy, the Board's philosophy, is that we think there's a tremendous upside value in this company. We're going to extract that by executing -- any offers that come into our company would receive full diligence to the Board and beyond, and we would not shut off any offers, we're not soliciting any offers, but we would -- every shareholder counts in our company, and we will listen to all their opinions and to the extent they own shares in the company.

And we do think there's a tremendous upside value, and anybody who would come in would have to recognize that. But, again, we would give full due diligence to any discussion with the company in that regard.

Aryeh Bourkoff: Okay, with that, Jim and Neil, thank you very much.